Exhibit 99.1

FOR IMMEDIATE RELEASE	October 29, 2014

Micromem Awarded Second Patent for Fluid Condition Sensor Platform

Toronto, New York, October 29, 2014: Micromem Technologies Inc.  (“Micromem”) (CSE: MRM, OTCQB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (“MAST”) is pleased to announce that the United States Patent and Trademark Office advised Micromem of a second Notice of Allowance allowing all of the claims on Micromem’s Multi-Modal Fluid Condition Sensor Platform and System Therefor (the “Product”) has been sent. It is expected that the remaining four (4) Notices of Allowance will follow over the next 5-7 weeks.

This is the second of six (6) patents Micromem has filed in this field to be accepted. This series of patents covers more than our technology licensed to Flextronics to measure oil condition in automobile oil pans. It is a broad based patent that provides Micromem protection under a wide range of uses for Smart Bolt technologies, essentially we have been granted the patent to Smart Bolt technology that can be used on any fluid in any industry. From oil condition sensing to any number of fluids, this smart technology can be utilized in many other applications. Our licence to Flextronics (announced September 10, 2014) grants use for automotive engine oil as the fluid medium to be measured. The opportunities to market a Smart Bolt, a device capable of measuring any fluid in any application, not just an automobile, is a major advantage as our partnerships continue to grow.

Being granted these two patents demonstrates Micromem’s ability to deliver an innovative approach to creating smart technology and leading the way in the “Internet of things”. Our selection of Flextronics to market the motor oil condition capabilities for the automotive industry is just the beginning of uses for this technology. Micromem has been granted a very wide ranging patent.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
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